UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 7)

CSRA INC.

(Name of Subject Company)

CSRA INC.

(Name of Person Filing Statement)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

12650T104

(CUSIP Number of Class of Securities)

William J. Haynes II

Executive Vice President, General Counsel and Secretary

CSRA Inc.

3170 Fairview Park Drive

Falls Church, Virginia 22042

(703) 641-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person Filing Statement)

With copies to:

Scott A. Barshay

Jeffrey D. Marell

Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, NY 10019-6064

(212) 373-3000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 7 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Statement”) originally filed with the U.S. Securities and Exchange Commission by CSRA Inc., a Nevada corporation (the “Company”), on March 5, 2018. The Statement relates to the proposed acquisition of the Company pursuant to the terms of an Agreement and Plan of Merger, dated as of February 9, 2018 (the “Merger Agreement”), by and among the Company, General Dynamics Corporation (“Parent”), a corporation organized under the laws of Delaware, and Red Hawk Enterprises Corp. (“Merger Sub”), a Nevada corporation and a wholly owned subsidiary of Parent. Pursuant to the Merger Agreement, upon the terms and subject to the conditions thereof, Merger Sub commenced a cash tender offer (the “Offer”) on March 5, 2018 to acquire all of the outstanding shares of common stock, par value $0.001 per share, of the Company at a purchase price of $40.75 per share in cash, net of applicable withholding taxes and without interest. On March 20, 2018, the Company, Parent and Merger Sub entered into Amendment No. 1 to the Agreement and Plan of Merger (the “Merger Agreement Amendment”). Pursuant to the Merger Agreement Amendment, Merger Sub has amended the terms of the tender offer to increase the offer price from $40.75 per share to $41.25 per share in cash, net of applicable withholding taxes and without interest.

Except as otherwise set forth below, the information set forth in the original Statement remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Statement.

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

Item 3 of the Schedule 14D-9 and the disclosure under the subsection “Potential for Future Arrangements” under the section “Arrangements between the Company and its Executive Officers, Directors and Affiliates” are hereby amended and supplemented by replacing the first paragraph in this subsection with the following two paragraphs.

“Between the date that the Company and General Dynamics entered into the Merger Agreement and the date of the initial filing of this Schedule 14D-9, General Dynamics Information Technology met with key members of the Company’s and General Dynamics Information Technology’s leadership teams to begin the process of selecting its anticipated executive leadership team following the completion of the Merger. Subsequent to the initial filing of this Schedule 14D-9 and as of the date of this Amendment, the following executive officers of the Company have received preliminary verbal offers to continue their employment with General Dynamics Information Technology (subject to consummation of the Merger) with the following titles: George Batsakis, Chief Growth Officer; Christian Marrone, Chief of Staff; Kenneth Deutsch, Senior Vice President, Defense Division; Paul Nedzbala, Senior Vice President, Federal Civilian Division; Leigh Palmer, Senior Vice President, National Security Division.

As of the date of this Amendment, no new employment arrangements or consulting arrangements have been entered into between the foregoing individuals and General Dynamics or its affiliates. There can be no assurance that the foregoing parties will reach an agreement on such terms, or at all, and any such arrangements will not become effective until after the Merger is completed, if at all. If such arrangements are entered into, they may ultimately include the right to purchase or participate in the equity of General Dynamics or its affiliates.”

Item 4. The Solicitation or Recommendation.

Item 4 of the Schedule 14D-9 and the disclosure under “Background of the Offer and the Merger” are hereby amended and supplemented by inserting the following two sentences immediately prior to the last sentence of the second paragraph of this section.

“The nondisclosure agreement with Company A contained a standstill arrangement whereby Company A agreed that it would not make proposals to acquire CSRA without the prior consent of the Board of Directors. The nondisclosure agreement with Company A does not contain so-called “don’t ask, don’t waive” provisions.”

Item 4 of the Schedule 14D-9 and the disclosure under “Background of the Offer and the Merger” are hereby amended and supplemented by inserting the following two sentences after the first sentence of the seventh paragraph of this section.

“The nondisclosure agreement with Company B contained a standstill arrangement whereby Company B agreed that it would not make proposals to acquire CSRA without the prior consent of the Board of Directors. The nondisclosure agreement with Company B does not contain so-called “don’t ask, don’t waive” provisions.”

Item 4 of the Schedule 14D-9 and the disclosure under “Background of the Offer and the Merger” are hereby amended and supplemented by inserting the following sentence immediately after the sixth sentence of the seventh to last paragraph of this section.

“No engagements between Macquarie Capital and the Company or Parent were disclosed in the memorandum from Macquarie Capital to our Board of Directors with respect to, among other things, material investment banking engagements between Macquarie Capital and the Company or Parent during the preceding two years.”

Item 4 of the Schedule 14D-9 and the disclosure under “Certain Unaudited Prospective Financial Information” are hereby amended and supplemented by inserting the following sentence immediately after the third sentence of the first paragraph of this section.

“The Company provided the projections below to Evercore and Macquarie Capital to use in their financial analysis.”

Item 4 of the Schedule 14D-9 and the disclosure under “Certain Unaudited Prospective Financial Information” are hereby amended and supplemented by replacing the eighth paragraph and the table and footnotes immediately below it with the following (bold and underline added for emphasis for disclosure that has been added pursuant to this Amendment).

	“For Fiscal Year Ending March 31,
(dollars in millions)	2018E	2019E	2020E	2021E	2022E(1)	2023E(1)
Total Revenue	$5,164	$5,412	$5,648	$5,900	$6,136	$6,381
Adjusted EBITDA(2)	$799	$802	$817	$839	$873	$909
Capital Expenditures	$148	$120	$85	$86	$90	$93
Taxes(3)	$150	$151	$154	$159	$166	$173

Adjusted Changes in Net Working Capital(4)	$(76)	$8	$(7)	$(8)	$(8)	$(8)

Adjusted Depreciation and Amortization(4)	$173	$171	$175	$175	$182	$190

(1)	Management of the Company prepared the projections for fiscal years 2022 and 2023 by extrapolating from trends in the forecasts for fiscal years 2018 through 2021.
(2)	Adjusted earnings before interest, taxes, depreciation and amortization (“Adjusted EBITDA”) is a non-GAAP measure. Our calculation of Adjusted EBITDA is based on our credit agreement, and may differ from other companies. Adjusted EBITDA differs from Adjusted EBITDA disclosed in the Company’s reports filed with the SEC (“Reported Adjusted EBITDA”) because Reported Adjusted EBITDA does not include expenses associated with stock based compensation. Adjusted EBITDA is calculated as revenue, less cost of services and selling, general, and administrative (SG&A) costs, excluding periodic mark-to-market adjustments to the pension and post-retirement plans, net periodic benefits of these plans, certain non-recurring items, and certain non-cash items that are not earned or incurred in the operation of our business (other than stock-based compensation expense).
(3)	Assumes an effective tax rate of 24%.
(4)	Adjusted to remove one-time non-recurring items or non-operating items.”

Item 4 of the Schedule 14D-9 and the disclosure under the subsection “Discounted Cash Flow Analysis” of the section “Opinion of Evercore” are hereby amended and supplemented by replacing the first paragraph of this section with the following paragraph (bold and underline added for emphasis for disclosure that has been added pursuant to this Amendment.)

“As part of its analysis, Evercore performed a discounted cash flow analysis of CSRA. This is a method used to estimate the implied present value of an asset by calculating the present value of the estimated future unlevered free cash flows to be generated by that asset. The present value of those future unlevered free cash flows is then obtained by discounting those future unlevered free cash flows or amounts by a discount rate that takes into account macroeconomic assumptions and estimates of risk, the opportunity cost of capital and other appropriate factors. The “unlevered free cash flow” refers to a calculation of the future cash flows generated by an asset without including in such calculation any debt servicing costs. Specifically, unlevered free cash flow for this purpose represents earnings before interest and taxes, or EBIT, less income tax expense, capital expenditures, increases in net working capital and certain other cash expenses, as applicable, plus depreciation and amortization. For the purposes of calculating CSRA’s unlevered free cash flows, there were no other cash expenses that were applicable.”

Item 4 of the Schedule 14D-9 and the disclosure under the subsection “Miscellaneous” of the section “Opinion of Evercore” are hereby amended and supplemented by replacing the first sentence of the second paragraph of this section with the following sentence.

“Prior to this engagement, Evercore received fees from CSRA of $150,000 in the second half of 2016 and $450,000 in fiscal year 2017 as retainer payments to serve as strategic advisor to CSRA’s management and Board of Directors.”

Item 4 of the Schedule 14D-9 and the disclosure under the subsection “Discounted Cash Flow Analysis” of the section “Opinion of Macquarie Capital” are hereby amended and supplemented by replacing the first paragraph of this section with the following paragraph (bold and underline added for emphasis for disclosure that has been added pursuant to this Amendment).

“Macquarie Capital performed a discounted cash flow analysis of the Company by calculating the estimated net present value of the projected after-tax unlevered, free cash flow of the Company based on the Company Projections and the net present value of the tax savings expected by Company management to be achieved as a result of the amortization of certain assets of the Company based on the Estimated Tax Savings. Macquarie Capital applied a range of terminal value multiples of 9.0x to 11.0x to the Company’s estimated adjusted EBITDA for the fiscal year ending March 31, 2023 based on the Company Projections and then estimated the aggregate net present value of the projected after-tax unlevered free cash flows based on the Company Projections and the terminal values using discount rates ranging from 6.5% to 8.5%. An estimate of the net present value of the tax savings expected by Company management to be achieved as a result of the amortization of certain assets of the Company based on the Estimated Tax Savings of $158.0 million was also calculated using a discount rate of 3.68%. The discounted cash flow analysis inclusive of the $158.0 million estimated aggregate net present value of the tax savings expected by Company management to be achieved as a result of the amortization of certain assets of the Company indicated an implied value reference range of $29.40 to $41.38 per share of Common Stock, as compared to the consideration of $40.75 per share of Common Stock in the Offer and the Merger pursuant to the Merger Agreement.”

Item 8. Additional Information.

Item 8 of the Schedule 14D-9 and the disclosure under “Legal Proceedings” are hereby amended and supplemented by inserting the following at the end of this section:

“The Company is hereby disclosing certain additional information (the “Supplemental Disclosures”) in response to the three complaints and solely for the purpose of mooting the allegations contained therein. The Company denies the allegations of the three complaints and denies any violations of law. The Company believes that the Schedule 14D-9 disclosed all material information and denies that the Supplemental Disclosures are material or are otherwise required. The Company is disclosing the Supplemental Disclosures solely for the purpose of avoiding the expense and burden of litigation.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

CSRA Inc.

By:	/s/ William J. Haynes II
Name:	William J. Haynes II
Title:	Executive Vice President, General Counsel and Secretary

Dated: March 26, 2018